                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X               Form 40-F
                               ---                        ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes                       No  X
                            ---                      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

CHANGE OF THE LARGEST SHAREHOLDER

On March 22, 2005, we, Shinhan Financial Group confirmed that our largest shareholder had been changed from BNP Paribas Luxemburg to National Pension Corporation of Korea as of December 31, 2004.

Under the relevant Korean regulations, each of the companies listed on the Korea Stock Exchange ("KSE") should report to the Financial Supervisory Service and the KSE when the company gets to know that its largest shareholder has been changed.

The following is the share ownership information of BNP Paribas Luxemburg and National Pension Corporation as of December 31, 2004.


--------------------------------------------------------------------------------
                                   Number of Common Shares Held      Ownership %
--------------------------------------------------------------------------------

BNP Paribas Luxemburg                       13,557,832                   4.25
--------------------------------------------------------------------------------
National Pension Corporation                16,498,516                   5.17
--------------------------------------------------------------------------------


Previously, National Pension Corporation of Korea's ownership in Shinhan Financial Group was 4.17% or 13,328,358 shares of common stock as of December 31, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : March 22, 2005